EXHIBIT 99.1

Loncor Announces Resignation of Director

Toronto, Canada – March 4, 2013 - Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V: "LN", NYSE MKT: "LON") announces the resignation of Simon Village from the Company’s board of directors effective immediately.

“On behalf of Loncor’s board, I would like to thank Simon for his years of board service and wish him well in his future endeavours,” commented Peter Cowley, Loncor CEO and director.

The board of directors of Loncor Resources consists of Peter Cowley, Arnold Kondrat, Richard Lachcik, William Wilson, Maurice Colson and Kevin Baker.

Loncor Resources a Canadian gold exploration company focused on two projects in the Democratic Republic of the Congo ("DRC") – the Ngayu and North Kivu projects.  The Company has exclusive gold rights to an area covering 2,087 km2 of the Ngayu Archaean greenstone belt in Orientale province in the northeast DRC and is its main focus of exploration.  Loncor also owns or controls 55 exploration permits in North Kivu province, covering 17,760 square kilometres, located west of the city of Butembo.  Both areas have historic gold production.  Led by a team of senior exploration professionals with extensive African experience, Loncor’s strategy includes an aggressive drilling program to follow up on initial known targets at Ngayu as well as covering the greenstone belt with regional geochemical and geophysical surveys.  Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.loncor.com or contact: Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856; or Naomi Nemeth, Investor Relations, Telephone: (416) 366-9189 or 1 (800) 714-7938 ext 2802.